Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
CHC to sell remaining stake in Canadian Helicopters Limited

Friday, July 29, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced that it is entering into an arrangement to sell its remaining interest in Canadian Helicopters Limited (“CHL”), which operates onshore helicopter services in Canada. CHC sold 55% of CHL to CHL’s management and an equity investor in 2000. CHC's offshore oil and gas operations in Eastern Canada are not included in the sale.

The sale is subject to various conditions and approvals including finalization of a definitive acquisition agreement and upon the closing of a public offering of trust units by Canadian Helicopters Income Fund (the “Fund”) which has been formed to indirectly purchase CHL. The price to be received by CHC for its interest in CHL has not been determined and will depend upon market conditions at the time of the offering.

The sale, if completed, will further strengthen CHC’s focus on its core strategy as a leading provider of helicopter transportation services to the offshore oil and gas industry. Proceeds of the sale will be applied to debt reductions and may be used to fund future capital expenditures.

As part of the transaction, CHC and CHL will provide non-compete covenants in favour of each other for a three-year term. In addition, CHC will, on an interim basis, continue to provide CHL with certain benefits, including coverage under its insurance policies until October 31, 2006.

The securities offered pursuant to the Fund’s preliminary prospectus have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President
and Chief Financial Officer
604-276-7500

Chris Flanagan
Director of Communications
604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.